Exhibit 99.1

INTERNET GOLD — GOLDEN LINES LTD.

2 Dov Friedman Street
Ramat Gan 5250301, Israel

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NOTICE OF 2019 ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to the 2019 Annual and Extraordinary General Meeting of Shareholders to be held on Thursday, August 8, 2019 at 10:30 a.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.      To elect two directors, to hold office until our next annual general meeting of shareholders, as separate vote for each director will be taken.

2.      To authorize our Board of Directors to effect a reverse share split of the Company’s ordinary shares at a ratio not to exceed one-for-one hundred and to approve related amendments to the Company’s Memorandum and Articles of Association; and

3.      To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2019, and to authorize our Board of Directors and our audit committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2018 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on July 9, 2019 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

Doron Turgeman
Chief Executive Officer

July 4, 2019

INTERNET GOLD — GOLDEN LINES LTD.

2 Dov Friedman Street
Ramat Gan 5250301, Israel

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PROXY STATEMENT

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2019 ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Internet Gold — Golden Lines Ltd. to be voted at the 2019 Annual and Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2019 Annual and Extraordinary General Meeting of Shareholders. The Meeting will be held at 10:30 am. (Israel time) on Thursday, August 8, 2019 at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

This Proxy Statement, the attached Notice of 2019 Annual and Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or about July 11, 2019.

Purpose of the Annual and Extraordinary General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) the election of two directors, to hold office until our next annual general meeting of shareholders, as separate vote for each director will be taken; (ii) the authorization to our Board of Directors to effect a reverse share split of the Company’s ordinary shares at a ratio not to exceed one-for-one hundred and to approve related amendments to the Company’s Memorandum and Articles of Association; and (iii) the ratification and approval of the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2019, and authorization for our Board of Directors and our audit committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services. The fees we paid to Somekh Chaikin with respect to fiscal year 2018 will be presented at the Meeting.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2018 will be reviewed and discussed at the Meeting. We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the person designated as proxy intends to vote on such matters in accordance with the judgment and recommendation of the Board of Directors. Shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than July 9, 2019. If we determine that a shareholder proposal is appropriate for inclusion in the Meeting agenda, we will publish a revised agenda in accordance with the Israeli Companies Regulations.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the approval of the resolutions at the Meeting.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on July 9, 2019, are entitled to notice of, and to vote in person or by proxy at, the Meeting. As of July 9, 2019, the record date for determination of shareholders entitled to vote at the Meeting, there were 28,003,186 outstanding ordinary shares.

•        Voting in Person.    If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•        Voting by Mail.    You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange, or the TASE, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot by the applicable form of the Israel Securities Authority, or the ISA, (available through our company’s filing via the Israeli filing platform, MAGNA) to our offices not less than 4 hours prior to the time scheduled for the Meeting, i.e August 8, 2019 at 6:30 a.m. Israeli time, at the address set forth above, Attention: Doron Turgeman, Chief Executive Officer, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

•        Voting Electronically.    Shareholders in “Street Name” whose shares are held through Members of the TASE may also vote their shares electronically via the electronic voting system of the Israel Securities Authority which vote shall be cast no later than August 8, 2019 at 4:30 a.m. Israeli time (6 hours before the Meeting time). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Position Statements

Shareholders are permitted to express their position on the proposal to be voted on at the Meeting by submitting a written statement, through the company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to our company at our registered offices, at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted no later than July 30, 2019. A shareholder is entitled to contact us directly and receive the text of the proxy card and any Position Statement.

Quorum

The quorum for any shareholders meeting must include the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights. No business will be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time appointed for the general meeting. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting will stand adjourned to the same day one week thereafter, at the same time and place, or to such other time as designated in the notice for such meeting, or the Adjourned Meeting. If within half an hour from the time appointed for the Adjourned Meeting a quorum is not present, any number of shareholders present will represent a quorum.

This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights

Each ordinary share entitles the holder to one vote, except as otherwise described below. Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, on the proxy card, as to whether or not his or her holdings in our company, or his or her vote, requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order. If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the Meeting. “Exceptional Holdings” is defined in the Communications Order and our Articles of Association and generally refers to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order. “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation. “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company. In this context, holding 25% of the means of control of a company is presumed to confer significant influence. The control permit issued to us in connection with our acquisition of the controlling interest in Bezeq — The Israeli Telecommunications Corp., or Bezeq, Israel’s largest telecommunications provider (TASE: BZEQ), includes a provision permitting shareholders that are not members of the Eurocom Group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit. An English translation of the relevant provision in our control permit may be viewed on our website at www.igld.com.

Majority Required

An affirmative vote of the holders of a majority of the ordinary shares (without taking into account abstentions) represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve Proposals No. 1 and No. 3.

An affirmative vote of 75% of the holders of the ordinary shares (without taking into account abstentions) represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve Proposal No. 2.

Cost of Soliciting Votes for the Annual and Extraordinary Meeting

We will pay the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Annual and Extraordinary General Meeting

We will publish the final results in a Form 6-K filed with the SEC promptly following the Meeting. You may obtain a copy of the Form 6-K through any of the following means:

•        reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.igld.com; or

•        reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filings at www.tase.co.il or through the Tel-Aviv Stock Exchange filings at http://www.magna.isa.gov.il/.

Security Ownership of Certain Beneficial Owners and Management

As of July 4, 2019, except of 800 ordinary shares beneficially owns by Mr. Doron Turgeman, none of our directors and executive officers beneficially own any of our ordinary shares.

The following table sets forth certain information as of July 4, 2019, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Eurocom Communications(3)	15,308,966	54.67%
Altshuler-Shaham(4)	3,169,016	11.30%

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(1)      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)      The percentages shown are based on 28,003,186 ordinary shares issued and outstanding (which exclude 5,862,615 ordinary shares held as treasury shares) as of July 3, 2019.

(3)      Eurocom Communications, managed by attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon as special managers, pursuant to a Tel Aviv District Court decision and an approval by the Israeli Ministry of Communications, is the beneficial holder of 15,308,966 of our ordinary shares.

(4)      Based on a Schedule 13G filed by Altshuler-Shaham Ltd., Altshuler Shaham Provident Funds, Altshuler Shaham Mutual Funds and Gilad Altshuler on June 25, 2018.

I. RE-ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

Our directors, other than our external directors (within the meaning of the Israeli Companies Law-1999, or the Israeli Companies Law), are elected at each annual meeting of shareholders. Our board of directors may temporarily fill vacancies in the board until the next general meeting at which directors are elected, provided that the total number of directors does not exceed the maximum number permitted under our articles of association. All the members of our Board of Directors may be reelected upon completion of their term of office (except the external directors, whose reelection is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law). At the Meeting, shareholders are being asked to reelect Messrs. Moshe Lusky (who currently acts as the chairman of our board) and Yahel Shachar to hold office until our next Annual General Meeting of Shareholders and until their successors are elected and qualified.

As required by Israeli law, each of the director nominees has declared in writing that: (i) he or she possesses the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422-428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law. Our Board of Directors determined, accordingly, that at least two directors must have “accounting and financial expertise.” Our Board of Directors has further determined that our external directors, Mr. Dudi Ezra and Ms. Shoshana Shidlo, have the requisite “accounting and financial expertise.”

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules, since Eurocom Communications holds more than 50% of our voting power. As such, we are exempt from the NASDAQ Stock Market Rules requirement that a majority of a company’s board of directors qualify as independent directors within the meaning of the NASDAQ Stock Market Rules. Instead, we follow Israeli law and practice, in accordance with which we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our Board of Directors. We are also exempt from the NASDAQ Stock Market Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which our directors are proposed by the board of directors and elected by the shareholders.

Our Audit Committee and Board of Directors has determined to pay our directors and external directors compensation equal to the maximum statutory amount for companies of our size set forth from time to time in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of an External director), 5760-2000, or the “Regulations”. As a result, if elected, each director will be entitled to such compensation during the duration of his service as a director, which is currently an annual fee of NIS 36,745 and a per meeting attendance fee of NIS 2,455. In addition, according to the Regulations, the directors will be entitled to 60% of the per meeting fee if he or she participated in the meeting remotely and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting. Such director compensation is exempt from shareholder approval in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 5760-2000, unless one or more shareholders holding at least 1% of our issued and outstanding shares or voting rights objects to the relief from the shareholder approval requirement, provided that such objection is submitted to us in writing not later than 14 days from the date that we submit a report in accordance with the Israeli Securities Law, 5768-1968 regarding the adoption of the proposed resolutions.1

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1        It is noted that the Company’s external directors notified the Company that considering the current financial status of the Company, they agree that as of immediately following the Meeting their compensation shall be in accordance with the above and irrevocably waive any right to receive any additional compensation.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held:

Moshe Lusky (65) has served as a director since August 2018 and as our Chairman of the Board since March 2019. Mr. Lusky has been the Chairman of I.C.P. Israel Citrus Plantations Ltd. (TASE: CTPL5) since 2009. He has served as Chairman of Ludan Engineering Co. Ltd. (TASE: LUDN) since 2009 until May 2017. He is a director of Milano Bedding Ltd. and Sigavion Holdings Ltd. He was a founding member of the Israeli law firm Dankner Lusky & Co., which was founded in 1984 and merged with Goldfarb, Levy, Eran & Co. in 2005. Mr. Lusky holds an LLB degree from the Hebrew University of Jerusalem.

Yahel Shachar (57) was appointed to our Board in June 2018. Mr. Shachar serves as a director of Satcom Systems Ltd. (TASE: STCM) since 2018 and as a director of the Management Company of the Study Fund of Governmental Workers Ltd. since early this year. Mr. Shachar was an active chairman of Synergy Cables Ltd., Starhom Mach Ltd. and of Imco Industries Ltd. (TASE: IMCO) between 2015 and 2017. Mr. Shachar was also a director of Partner Communications Company Ltd. (NASDAQ and TASE: PTNR) between 2009 and 2014. From 2006 until 2014, Mr. Shachar served as Chief Executive Officer of Scailex Corporation Ltd. (TASE: SCIX) (he joined Scailex in December 2001 as Chief Financial Officer) and as the Chief Executive Officer of Suny Electronics Ltd. from 2010 until 2014 (TASE: SUNY). Mr. Shachar also served as Chairman of the Board of Directors of Tapuz Anashim Ltd. Before joining Scailex, Mr. Shachar served as Chief Operating Officer at BVR Technologies Ltd. for three years. Mr. Shachar holds an LL.B. degree from Tel-Aviv University and an LL.M. degree from Georgetown University in Washington, D.C., and he is a member of the Directors Team of the Israeli Companies Authority.

We are not aware of any reason why the nominees, if re-elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

The nominees for directors will, if re-elected, receive indemnification letters from us and will be covered under our directors’ and officers’ liability insurance, both as previously approved by our shareholders.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, the person named as proxy will vote the shares represented thereby “FOR” the election of the above-mentioned directors.

BOARD OF DIRECTORS; COMMITTEES

Board of Directors

According to the Israeli Companies Law and our articles of association, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our chief executive officer and the board of directors. Executive officers are appointed by and serve at the discretion of our board of directors, subject to any applicable agreements.

External directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two external directors. The external directors must meet certain statutory requirements of independence. At least one of the external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one external director, and the audit committee and compensation committee must include all the external directors. An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Mr. Dudi Ezra and Ms. Shoshana Shidlo currently serve as our External Directors (until at least August 2020). Both have “accounting and financial expertise,” as such terms are defined under the Israeli Companies Law.

Independent Directors

In general, NASDAQ Stock Market Rules require that a NASDAQ-listed company have a majority of independent directors on its board of directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Stock Market Rules. Because Eurocom Communications owns more than 50% of our ordinary shares, we are considered a “controlled company” within the meaning of NASDAQ Stock Market Rules. Accordingly, we are exempt from certain requirements under NASDAQ Stock Market Rules, such as the requirement to have a majority of independent directors on our board of directors. If the “controlled company” exemption ceases to be available to us under the NASDAQ Stock Market Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) a director who complies with the following requirements: (y) he or she is eligible for nomination as an external director and the audit committee has approved such eligibility; and (z) he or she has not acted as a director of the company for a period exceeding nine consecutive years.

Our board of directors has determined that Ms. Shidlo and Mr. Ezra (both external directors under Israeli law) and that the nominee directors, Messrs. Moshe Lusky and Yahel Shachar, qualify as independent directors under the requirements of the SEC, NASDAQ and Israeli law.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors, must include all of the external directors and must have a majority of independent directors. The audit committee may not include the chairman of the board of directors, any director employed by the company or by the controlling shareholder of the company, or any director who provides services on a regular basis to the company or the controlling shareholder or a company controlled by the controlling shareholder, or a director who is financially dependent on the controlling shareholder, or a controlling shareholder or any of the controlling shareholder’s relatives.

Our audit committee also serves, in compliance with the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements’ Authorization Process), 2010 as the committee of our board of directors that is required to examine our financial statements.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors. The role of our audit committee also includes the determination of whether certain related party transactions are regarded as material, extraordinary, or insignificant, the review of the internal audit program and the operation of the internal auditor, as well as setting procedures for whistleblower protection.

Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our audit committee is currently composed of Mr. Shachar, Mr. Ezra and Ms. Shidlo. Our Board of Directors has determined that Mr. Ezra and Ms. Shidlo qualify as audit committee financial experts. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.igld.com.

Compensation Committee

Our Board of Directors has established a compensation committee in compliance with the Israeli Companies Law. A compensation committee must be comprised of no fewer than three members and must include all of the external directors, whom must also constitute a majority of its members. All other members of the compensation committee must be directors who receive compensation that is in compliance with regulations promulgated under the Israeli Companies Law. In addition, the chairperson of the compensation committee must be an external director. Directors who are not qualified to serve on the audit committee (as described above) may not serve on the compensation committee.

The compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy applicable to the company’s office holders and any extensions thereto; (ii) providing the board of directors with recommendations with respect to any amendments or updates to the compensation policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Our current compensation committee members are Mr. Ezra and Ms. Shidlo, our external directors under Israeli law, and Mr. Shachar.

Compensation Policy

Our compensation committee adopted a compensation policy and is required to approve our compensation policy at least once every three years. The compensation policy was approved by our board of directors, after considering the recommendations of our compensation committee, and by our shareholders by a special majority.

The Compensation Policy was formulated and is periodically reevaluated in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; (iii) the size of the company and the nature of its operations; and (iv) in connection with the terms of service and employment that include variable components — the contribution of the office holder to the achievement of the company’s goals and to the maximization of its profits, all with a long term view and in accordance with the position of the office holder.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-election of Messrs. Moshe Lusky and Yahel Shachar as directors of the Company, to hold office until our next Annual General Meeting of Shareholders and until their successors are elected and qualified, as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR the foregoing resolutions.

II. AUTHORIZATION OF OUR BOARD OF DIRECTORS TO EFFECT A REVERSE SPLIT
AND APPROVAL OF RELATED AMENDMENTS TO OUR INCORPORATION DOCUMENTS
(Item 2 on the Proxy Card)

Background

Our ordinary shares are listed on the Nasdaq. In order for our ordinary shares to continue to be quoted on the Nasdaq market, we must satisfy various continued listing standards and requirements established by Nasdaq. One of the continued listing requirements, included in Nasdaq Listing Rule 5550(a)(2), requires that listed shares maintain minimum bid price of at least $1.00 per share. In March 2019, we received notice from the Listing Qualifications Department of Nasdaq advising us that we were not in compliance with this Rule and we were given 180 days, or until September 3, 2019, to regain compliance with the $1.00 minimum bid price requirement. If at any time during this 180 days’ period, the closing bid price of our ordinary shares is at least $1.00 for a minimum of ten consecutive business days, we will regain compliance and the matter will be closed.

General

Purpose of the Reverse Share Split

The purpose of the reverse share split is to increase the market price per share of our ordinary shares. An increase in the market price per share of our ordinary shares will assist us in regaining compliance with Nasdaq’s $1.00 minimum bid price requirement. In addition, an increased market price may make our ordinary shares more attractive to certain institutional and other investors who only invest in shares that are priced above certain thresholds. We expect that combining the issued and outstanding ordinary shares into a smaller number will result in them trading at a higher per share trade price for our ordinary shares compared to their recent trading prices, though there is no assurance that our ordinary shares will continue to trade at a higher per share price. Our Board of Directors intends to effect a reverse share split if it believes that a decrease in the number of ordinary shares outstanding is likely to improve the market price of our ordinary shares and is necessary to continue our listing on the Nasdaq market or could otherwise be beneficial to us and our shareholders. If the reverse share split is authorized by our shareholders, our Board of Directors will have the discretion to implement the reverse share split or effect no reverse share split at all.

There can be no assurance that the market price of our ordinary shares in the future will sustain a level sufficient to maintain compliance with Nasdaq’s minimum bid price requirement nor with any of the other Nasdaq continued listing standards and requirements or with the investment standards of certain market participants. In this context, on May 3, 2019, we received notice from the Listing Qualifications Department of Nasdaq advising the Company that it is not in compliance with Rule 5450(b)(1)(C) requiring maintenance of a minimum market value of publicly held shares (MVPHS) of $5,000,000. We have a separate 180 days’ period, until December 2, 2019, to regain compliance with the $5,000,000 MVPHS. If the MVPHS closes at $5,000,000 or more for a minimum of ten consecutive business days, we will regain compliance by the MVPHS standard.

If our ordinary shares are delisted from the Nasdaq Capital Market, trading in our ordinary shares may be conducted, if available, on the Over the Counter Bulletin Board Service or another medium.

Our Board of Directors has requested that shareholders approve an exchange ratio range, as opposed to approval of a specified exchange ratio, in order to give our Board of Directors the required discretion and flexibility to determine the exchange ratio based, among other factors, upon prevailing market, business and economic conditions at the time. No further action on the part of the shareholders will be required to either effect or abandon the reverse share split.

Board of Directors Determination

Our Board of Directors has unanimously recommended that our shareholders authorize a reverse share split of our ordinary shares at a ratio not to exceed one-for-one hundred, or to abandon the reverse share split, subject to the determination of our Board. The amendments to the Memorandum and Articles of Association would effect the reverse share split by reducing the number of our issued and outstanding ordinary shares, as well as the number of our authorized but unissued shares, by the ratio to be determined by our Board of Directors, not to exceed one-for-one hundred.

Effects of the Reverse Share Split on Our Shares

A reverse share split will reduce the number of our issued and outstanding ordinary shares and the number of our authorized but unissued ordinary shares into a proportionately fewer number of ordinary shares and will increase the par value of our ordinary shares from NIS 0.01 per share to a proportionally higher nominal value. For example, if our Board of Directors implements a one-for-hundred reverse share split of our ordinary shares, then a shareholder holding 100 ordinary shares, nominal value NIS 0.01 each, before the reverse share split, would hold 1 ordinary share, nominal value NIS 1.00 each, after the reverse share split, and the number of our authorized ordinary shares will decrease from 501,000,000 to 5,010,000 ordinary shares and the number of ordinary shares outstanding would decrease from 28,003,186 to approximately 280,032 (depending on the rounding up or down of fractional shares as described below). However, each of our shareholders’ proportionate ownership of our issued and outstanding ordinary shares immediately following the effectiveness of the reverse share split would remain the same2.

Risks of a Reverse Share Split

While our Board of Directors believes that the potential advantages of a reverse share split outweigh the risks, if our Board of Directors does effect a reverse share split there can be no assurance that:

•        our ordinary shares will trade at a price in proportion to the reduction in the number of outstanding ordinary shares resulting from the reverse shares split and therefore a reduction to our total market capitalization (the aggregate value of all of our outstanding ordinary shares at the then existing market price) is possible,

•        the reverse share split will result in a per share price high enough to attract and retain employees and strategic partners,

•        the bid price of our ordinary shares after a reverse share split can be maintained at or above $1.00,

•        our ordinary shares will not be delisted from Nasdaq for other reasons,

•        the liquidity of our ordinary shares will not be adversely affected by the reduced number of ordinary shares that would be outstanding after the reverse share split,

•        engaging in a reverse share split will not be perceived in a negative manner by investors, analysts or other stock market participants, or

•        the reverse share split will not result in some shareholders owning “odd-lots” of less than 100 ordinary shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 ordinary shares.

Certain Tax Consequences

Certain U.S. Federal Income Tax Consequences

Subject to the limitations described herein, this discussion summarizes certain U.S. federal income tax consequences of the reverse share split to a U.S. holder. For purposes of this discussion, a U.S. holder is a holder of ordinary shares who is:

•        an individual citizen or resident of the United Sates for U.S. federal income tax purposes;

•        a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any subdivision thereof or the District of Colombia;

•        an estate, the income of which may be included in the gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust if, in general, (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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2        On June 30, 2019 the Company’s outstanding warrants which were issued on June 2018, were terminated, in accordance with the warrant agreement and the Company’s report dated on June 11, 2018.

Unless otherwise specifically indicated, this discussion considers only U.S. holders that will own ordinary shares as capital assets (generally, for investment).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers; who have elected mark-to-market accounting; who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares; U.S. holders that received ordinary shares as a result of exercising employee stock options or otherwise as compensation; U.S. holders holding ordinary shares as part of a hedging, straddle or conversion transaction; U.S. holders whose functional currency is not the U.S. dollar; non-U.S. holders; real estate investment trusts; regulated investment companies; insurance companies; tax-exempt organizations; financial institutions; grantor trusts; S corporations; certain former citizens or long term residents of the United States; and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws is not discussed.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its consequences.

No gain or loss should be recognized by a U.S. holder upon such U.S. holder’s exchange of pre-reverse share split ordinary shares for post-reverse share split ordinary shares pursuant to the reverse share split. In addition, no cash in lieu of fractional shares will be received by U.S. holders that should result in recognition of gain or loss in connection with the reverse share split. The aggregate tax basis of the post-reverse share split ordinary shares received in the reverse share split will be the same as the U.S. holder’s aggregate tax basis in the pre-reverse share split ordinary shares exchanged therefor. The U.S. holder’s holding period for the post-reverse share split ordinary shares will include the period during which the U.S. holder held the pre-reverse share split ordinary shares surrendered in the reverse share split. A U.S. holder that acquired ordinary shares on different dates and at different prices is urged to consult such holder’s own tax advisor regarding the allocation of the tax basis and holding period of such ordinary shares to the ordinary shares that such holder will receive in the reverse share split.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences is based on the Israeli Income Tax Ordinance and the policy of the Israeli Tax Authority, or ITA, as currently in place, and is for general information only.

Generally, a reverse share split will not be viewed for Israeli tax purposes as a sale of the ordinary shares held by each shareholder, subject to the fulfillment of all of the following terms: (i) the reverse share split shall apply the same conversion ratio for all of the shareholders; (ii) there will be no change in the shareholders’ rights (whether in their voting rights or rights for profits) as a result of the reverse share split; (iii) the reverse share split shall not include any consideration or economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the company; (iv) the economic value of all of the issued shares shall not be affected by the reverse share split; and (v) the reverse share split shall not result in any change excluding the amount of the issued shares.

As we will implement a rounding up or down mechanism for fractional shares that result from the reverse share split either up or down, to the nearest whole ordinary share, we may apply to the ITA for a ruling that no gain or loss will be recognized with respect to ordinary shares issued as a result of such rounding.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF A REVERSE SHARE SPLIT.

Mechanics of a Reverse Share Split

If the reverse share split is approved, shareholders will be notified that the reverse share split has been completed. The mechanics of the reverse share split will differ depending upon whether ordinary shares held are held beneficially in street name or whether they are registered directly in a shareholder’s name.

If a shareholder’s ordinary shares are held in street name, the number of ordinary shares the shareholder holds will automatically be adjusted to reflect the reverse share split. If a shareholder’s ordinary shares are registered directly in the shareholder’s name, the shareholder will receive a transmittal letter offering the shareholder the opportunity to surrender the certificates representing pre-split ordinary shares in exchange for certificates representing post-split ordinary shares. No new certificates will be issued to the shareholder until the outstanding certificate(s) together with the properly completed and executed letter of transmittal are delivered to our transfer agent, American Stock Transfer & Trust Company. Commencing on the effective date of the reverse share split, each certificate representing pre-reverse share split ordinary shares will be deemed for all purposes to evidence ownership of post-reverse share split ordinary shares. SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATES AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL REQUESTED TO DO SO.

Treatment of Fractional Shares

In order to avoid the expense and inconvenience of issuing fractional shares (or payment therefor) in connection with the reverse share split, we intend to round any fractional share that results from the reverse share split to the nearest whole share (half-shares shall be rounded down).

Required Vote

An affirmative vote of 75% of the holders of the ordinary shares (without taking into account abstentions) represented at the Meeting, in person or by proxy, entitled to vote on the matter is required to approve the reverse share split.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that the Board of Directors is authorized, in its discretion (as described below), to effect a reverse share split of the ordinary shares at a ratio not to exceed one-for-one hundred as described in the Proxy Statement.

RESOLVED, that the Board of Directors is authorized to determine whether or not to effect the reverse share split, and if so, to determine the effective date and the ratio of the reverse share split (not to exceed one-for-one hundred), as in the discretion of the Board of Directors is necessary or desirable to maintain the listing of the ordinary shares on the Nasdaq Stock Market or could otherwise be beneficial to the Company and its shareholders, based on the market, business and economic conditions prevailing at the time of such determination and such other factors deemed relevant by the Board of Directors, such determination to be conclusive evidence of the necessity or desirability thereof.

RESOLVED, that if the reverse share split is effected, to amend the Articles of Association of the Company and the Company’s Memorandum of Association, to reflect and comply with the reverse share split.”

The Board of Directors recommends a vote FOR the foregoing resolutions.

III. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTANTS
(Item 3 on the Proxy Card)

At the Meeting, shareholders will be asked, following the recommendation by the company’s audit committee and the Board of Directors, to ratify and approve the re-appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2019. Somekh Chaikin has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

At the Meeting, shareholders will also be asked to authorize our Board of Directors and our Audit Committee (under their authority in accordance with the Israeli Companies Law) to determine the compensation of our independent registered public accountants in accordance with the volume and nature of their services. With respect to fiscal year 2018, we paid Somekh Chaikin approximately NIS 474,000.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2019 and until the next Annual General Meeting of Shareholders, and to authorize our Board of Directors and our audit committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

IV. REVIEW AND DISCUSSION OF THE AUDITOR’S REPORT AND
CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and consolidated financial statements for the year ended December 31, 2018 will be presented. We will hold a discussion with respect to the financial statements at the Meeting, as required by Israeli law. This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2018, including the auditor’s report and consolidated financial statements for the year ended December 31, 2018, which was filed with the SEC on May 15, 2019, is available on our website at www.igld.com or through the EDGAR website of the SEC at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the auditor’s report, consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

V. OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,
Doron Turgeman, Chief Executive Officer

Date: July 4, 2019